
07000966


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION

BP 3/12

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SEC FILE NUMBER
8-48873

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parallax Fund, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Battery Street, 6th Floor
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Low **(415) 445-6646**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

PARALLAX FUND, L.P.

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2006


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

INDEPENDENT AUDITORS' REPORT

To the Partners
Parallax Fund, L.P.

We have audited the accompanying statement of financial condition of Parallax Fund, L.P., including the schedule of investments, as of December 31, 2006. This financial statement is the responsibility of the general partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parallax Fund, L.P. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 23, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

PARALLAX FUND, L.P.
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 199,000
Securities owned, at fair value	515,997,458
Receivable from broker-dealers and clearing organizations	69,138,977
Furniture, equipment and leasehold improvements, net	340,907
Other assets	64,609
Total assets	$ 585,740,951
Liabilities and Partners' Capital	
Securities sold short, at fair value	$ 507,086,077
Payable to broker-dealers and clearing organizations	1,085,656
Due to limited partners	6,675,270
Accounts payable and accrued expenses	1,630,066
Deferred compensation payable	1,750,607
Total liabilities	518,227,676
Partners' capital	67,513,275
Total liabilities and partners' capital	$ 585,740,951

See Accompanying Notes to Statement of Financial Condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Parallax Fund, L.P. (the Partnership) is a limited partnership formed in 1996 under the laws of the State of California. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the NYSE-ARCA, Inc. and of the International Securities Exchange, and a participant of the Boston Options Exchange. The Partnership operates as a market maker in certain securities as defined by Rule 15c3-1 of the Securities Exchange Act of 1934. The Agreement of Limited Partnership governs the Partnership's investment and operating activities. Jesaga, LLC, a California limited liability company, serves as general partner.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Option contracts are stated at the average of "last bid and ask" prices available.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization of $340,907. Furniture and equipment are depreciated straight-line over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized straight-line over five years.

Income taxes: No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the partners.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the general partner make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. *Cash*

Cash consists of demand deposits with commercial banks which at times may exceed the limits of insurance coverage. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. ***Securities Owned and Sold Short***

Marketable securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Owned	Sold Short
Common stocks	$323,345,058	$264,562,695
Exchange traded funds	23,207,013	67,531,051
Options	169,445,387	174,992,331
	$515,997,458	$507,086,077

4. ***Amounts Receivable From and Payable to Broker-Dealers and Clearing Organizations***

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2006 are as follows:

	Receivable	Payable
Receivable/payable from/to clearing broker	$ 68,371,835	$ 161,934
Interest	602,411	577,443
Dividends	164,731	346,279
	$ 69,138,977	$ 1,085,656

The receivable from clearing broker consists of cash deposits in the Partnership's trading account, net of payables to clearing broker for unsettled trades, and includes open equity in futures transactions. Withdrawal of cash deposits may be restricted from time-to-time to the extent that the Partnership has sold securities short. In the normal course of business, the balance in the trading account can reflect net amounts due to or from the clearing broker. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

5. ***Employee Profit Sharing Plan***

The Partnership maintains an employee profit sharing plan covering all of its eligible employees. The Partnership contributes to the plan at the discretion of the general partner. Vesting takes place at a rate of 25% of the contributed balance per year.

6. ***Deferred Compensation Plan***

The Partnership maintains a deferred compensation plan for its eligible employees. Vesting takes place at a rate of 25% of the contributed balance per year. The Partnership contributes to the plan at the discretion of the general partner.

7. *Financial Instruments with Off-Balance-Sheet Risk*

The Partnership enters into transactions involving derivatives consisting of futures and exchange-traded options carried at fair value. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Partnership clears all its options and futures transactions through Bear, Stearns Securities Corporation and Merrill Lynch & Co., Inc.

An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to buy or sell the underlying security if the option purchaser chooses to exercise. The Partnership is required to settle its exchange-traded option positions on a daily basis. Option contracts purchased or written are reported at fair value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for option contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date (sold short). The Partnership has recorded these obligations at fair value in the financial statements at December 31, 2006 and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

8. *Net Capital Requirements*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of $19,936,191, which was $18,936,191 in excess of its required net capital of $1,000,000. The Partnership's aggregate indebtedness to net capital ratio was 0.5589 to 1.

9. *Subsequent Events*

During January and early February 2007, limited partner capital contributions totaled $2,000,000. During the same period, general partner contributions totaled $125,765.

10. Schedule of Investments

	Market Value	Market Value as a Percentage of Partners' Capital
Securities owned		
Common stocks - U.S.		
Business and consumer services		
Fedex Corp. (40,100 Shares)	$ 4,355,662	6.5 %
Other	2,598,220	3.8
Total business and consumer services	6,953,882	10.3
Manufacturing		
Caterpillar, Inc. (161,400 Shares)	9,898,662	14.7
General Electric Corp. (98,715 Shares)	3,673,185	5.4
Other	5,349,310	7.9
Total manufacturing	18,921,157	28.0
Technology		
Apple Computer, Inc. (365,664 Shares)	31,022,934	46.0
Research In Motion Ltd. (23,750 Shares)	3,034,775	4.5
Ebay Inc. (218,906 Shares)	6,582,503	9.7
Google Inc. (45,524 Shares)	20,962,892	31.1
Other	3,422,321	5.1
Total technology	65,025,425	96.3
Banking and financial		
American Express Company (73,916 Shares)	4,484,484	6.6
American International Group (155,099 Shares)	11,114,394	16.5
Citigroup, Inc (205,695 Shares)	11,457,212	17.0
Wells Fargo & Co. (169,500 Shares)	6,027,420	8.9
Other	15,255,515	22.6
Total banking and financial	48,339,025	71.6
Retail and capital goods		
K-Mart Holding Corp. (137,631 Shares)	23,112,374	34.2
Wal-Mart Stores, Inc. (219,528 Shares)	10,137,803	15.0
Other	13,799,405	20.4
Total retail and capital goods	47,049,582	69.7
Automotive and transportation		
Southwest Airlines Co. (247,400 Shares)	3,790,168	5.6
Other	2,190,502	3.2
Total automotive and transportation	5,980,670	8.9

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities owned - continued from previous page		
Construction	1,985,953	2.9
Energy and utilities		
Amerada Hess Corp. (96,200 Shares)	4,768,634	7.1
ConocoPhillips (105,100 Shares)	7,561,945	11.2
Devon Energy Corp. (83,500 Shares)	5,601,180	8.3
Murphy Oil Corp. (68,600 Shares)	3,483,310	5.2
Other	16,634,083	24.6
Total energy and utilities	38,049,152	56.4
Electronics and semiconductors		
Intel Corp. (334,075 Shares)	6,765,019	10.0
Other	7,124,331	10.6
Total electronics and semiconductors	13,889,350	20.6
Healthcare	3,997,204	5.9
Telecommunications	19,606,016	29.0
Pharmaceuticals		
Pfizer, Inc. (371,307 Shares)	9,616,851	14.2
Other	11,651,285	17.3
Total pharmaceuticals	21,268,136	31.5
Metals		
Metal Management Inc. (89,600 Shares)	3,391,360	5.0
Other	5,826,320	8.6
Total metals	9,217,680	13.7
Food, restaurant and lodging		
Whole Foods Market, Inc. (282,584 Shares)	13,261,667	19.6
Other	3,651,431	5.4
Total food, restaurant and lodging	16,913,098	25.1
Agriculture		
Archer Daniels Midland Co. (143,200 Shares)	4,576,672	6.8
Other	135,820	0.1
Total agriculture	4,712,492	6.9
Biotechnology	1,436,236	2.1
Total common stocks - U.S.	323,345,058	478.9

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities owned - continued from previous page		
Exchange traded funds		
Russell 2000 Index Fund (177,819 Shares)	13,875,217	20.6
Consumer Non-Cyclical (61,100 Shares)	4,708,366	7.0
S&P 500 Index (5,500 Shares)	779,295	1.2
Other	3,844,135	5.7
Total exchange traded funds	23,207,013	34.4
Options - U.S.		
Business and consumer services		
Call Fedex Corp. (Various Strikes & Expirations, 2 Contracts)	210	0.0
Put Fedex Corp. (Various Strikes & Expirations, 1,205 Contracts)	63,405	0.1
Other	666,842	1.0
Total business and consumer services	730,457	1.1
Manufacturing		
Call Caterpillar, Inc. (Various Strikes & Expirations, 2,736 Contracts)	2,067,073	3.1
Put Caterpillar, Inc. (Various Strikes & Expirations, 5,254 Contracts)	1,200,480	1.8
Call General Electric Corp. (Various Strikes & Expirations, 5,524 Contracts)	1,521,233	2.3
Put General Electric Corp. (Various Strikes & Expirations, 1,500 Contracts)	147,500	0.2
Other	1,464,617	2.2
Total manufacturing	6,400,903	9.5
Technology		
Call Apple Computer, Inc. (Various Strikes & Expirations, 11,490 Contracts)	14,042,235	20.8
Put Apple Computer, Inc. (Various Strikes & Expirations, 24,976 Contracts)	1,750,448	2.6
Call Research In Motion Ltd. (Various Strikes & Expirations, 799 Contracts)	3,178,475	4.7
Put Research In Motion Ltd. (Various Strikes & Expirations, 537 Contracts)	77,113	0.1
Call Google Inc. (Various Strikes & Expirations, 1,181 Contracts)	14,201,133	21.0
Put Google Inc. (Various Strikes & Expirations, 2,238 Contracts)	2,670,540	4.0
Call Ebay Inc. (Various Strikes & Expirations, 3,372 Contracts)	41,430	0.1
Put Ebay Inc. (Various Strikes & Expirations, 7,963 Contracts)	593,218	0.9
Other	10,651,509	15.8
Total technology	47,206,101	69.9

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities owned - continued from previous page		
Banking and financial		
Call American Express Company (Various Strikes & Expirations, 20 Contracts)	13,100	0.0
Put American Express Company (Various Strikes & Expirations, 80 Contracts)	7,550	0.0
Call American International Group (Various Strikes & Expirations, 1,278 Contracts)	248,360	0.4
Put American International Group (Various Strikes & Expirations, 643 Contracts)	182,110	0.3
Call Chicago Mercantile Exchange (Various Strikes & Expirations, 606 Contracts)	12,637,390	18.7
Put Chicago Mercantile Exchange (Various Strikes & Expirations, 1,154 Contracts)	949,975	1.4
Call Citigroup, Inc. (Various Strikes & Expirations, 2,927 Contracts)	1,551,465	2.3
Put Citigroup, Inc. (Various Strikes & Expirations, 2,157 Contracts)	24,153	0.0
Call Wells Fargo & Co. (Various Strikes & Expirations, 240 Contracts)	19,100	0.0
Put Wells Fargo & Co. (Various Strikes & Expirations, 4,354 Contracts)	138,505	0.2
Other	6,903,059	10.2
Total banking and financial	22,674,767	33.6
Media	105,858	0.2
Retail and capital goods		
Call K-mart Holding Corp. (Various Strikes & Expirations, 3,671 Contracts)	2,460,263	3.6
Put K-mart Holding Corp. (Various Strikes & Expirations, 4,827 Contracts)	1,271,840	1.9
Call Wal-Mart Stores, Inc. (Various Strikes & Expirations, 4,998 Contracts)	182,800	0.3
Put Wal-Mart Stores, Inc. (Various Strikes & Expirations, 4,277 Contracts)	154,318	0.2
Other	5,811,818	8.6
Total retail and capital goods	9,881,039	14.6
Automotive and transportation		
Call Southwest Airlines Co. (Various Strikes & Expirations, 8,686 Contracts)	79,820	0.1
Put Southwest Airlines Co. (Various Strikes & Expirations, 9,058 Contracts)	434,433	0.6
Other	3,786,050	5.6
Total automotive and transportation	4,300,303	6.4
Construction	5,273,695	7.8
Energy and utilities		
Call Amerada Hess Corp. (Various Strikes & Expirations, 1,000 Contracts)	2,500	0.0
Put Amerada Hess Corp. (Various Strikes & Expirations, 1,607 Contracts)	62,315	0.1
Call Conoco-Phillips (Various Strikes & Expirations, 137 Contracts)	138,520	0.2
Put Conoco-Phillips (Various Strikes & Expirations, 1,699 Contracts)	29,993	0.0
Put Murphy Oil Corp. (Various Strikes & Expirations, 1,699 Contracts)	216,750	0.3
Other	8,489,120	12.6
Total energy and utilities	8,939,198	13.2

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities owned - continued from previous page		
Electronics and semiconductors		
Call Intel Corp. (Various Strikes & Expirations, 5,144 Contracts)	476,136	0.7
Put Intel Corp. (Various Strikes & Expirations, 13,903 Contracts)	618,448	0.9
Other	3,074,790	4.6
Total electronics and semiconductors	4,169,374	6.2
Healthcare	1,304,568	1.9
Telecommunications		
Call Qualcomm Inc. (Various Strikes & Expirations, 6,938 Contracts)	1,543,158	2.3
Put Qualcomm Inc. (Various Strikes & Expirations, 3,520 Contracts)	513,250	0.8
Other	8,576,441	12.7
Total telecommunications	10,632,849	15.7
Pharmaceuticals		
Call Pfizer, Inc. (Various Strikes & Expirations, 3,500 Contracts)	57,500	0.1
Put Pfizer, Inc. (Various Strikes & Expirations, 5,582 Contracts)	199,960	0.3
Other	6,137,243	9.1
Total pharmaceuticals	6,394,703	9.5
Metals		
Call Metal Management Inc. (Various Strikes & Expirations, 1,250 Contracts)	78,125	0.1
Other	6,336,575	9.4
Total metals	6,414,700	9.5
Food, restaurant and lodging		
Call Whole Foods Market, Inc. (Various Strikes & Expirations, 1,313 Contracts)	8,368	0.0
Put Whole Foods Market, Inc. (Various Strikes & Expirations, 5,043 Contracts)	1,399,813	2.1
Other	1,031,129	1.5
Total food, restaurant and lodging	2,439,310	3.6
Others	38,816	0.1
Agriculture		
Put Archer Daniels Midland Co. (Various Strikes & Expirations, 2,500 Contracts)	622,500	0.9
Other	524	0.0
Total agriculture	623,024	0.9
Biotechnology	1,079,173	1.6

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	Market Value	Market Value as a Percentage of Partners' Capital	
Securities owned - continued from previous page			
Exchange traded funds			
Call CBOE Russell 2000 Index (Various Strikes & Expirations, 10,800 Contracts)	3,342,568	5.0	
Put CBOE Russell 2000 Index (Various Strikes & Expirations, 39,021 Contracts)	2,212,050	3.3	
Call Consumer Non-Cyclical (Various Strikes & Expirations, 382 Contracts)	525,458	0.8	
Put Consumer Non-Cyclical (Various Strikes & Expirations, 764 Contracts)	207,513	0.3	
Call IShares MSCI Emerging Markets Index Fund (Various Strikes & Expirations, 5,000 Contracts)	5,957,500	8.8	
Put IShares MSCI Emerging Markets Index Fund (Various Strikes & Expirations, 5,000 Contracts)	1,293,750	1.9	
Call S&P 500 Index (Various Strikes & Expirations, 8,707 Contracts)	5,767,360	8.5	
Put S&P 500 Index (Various Strikes & Expirations, 6,303 Contracts)	4,414,668	6.5	
Other	7,115,682	10.5	
Total exchange traded funds	30,836,549	45.7	
Total options - U.S.	169,445,387	251.0	
Total securities owned	$ 515,997,458	764.2	%
Securities sold short			
Common stocks - U.S.			
Business and consumer services	3,830,391	5.7	%
Manufacturing	6,448,383	9.6	
Technology			
EMC Corp. (252,000 Shares)	3,326,400	4.9	
Hewlett-Packard Co. (124,243 Shares)	5,117,569	7.6	
International Business Machines (48,510 Shares)	4,712,747	7.0	
Microsoft Corp. (370,302 Shares)	11,057,218	16.4	
Cisco Systems Inc. (647,139 Shares)	17,686,309	26.2	
Other	14,395,628	21.3	
Total technology	56,295,871	83.4	
Banking and financial			
Bank of America (30,130 Shares)	1,608,641	2.4	
Chicago Mercantile Exchange (11,654 Shares)	5,940,627	8.8	
Goldman Sachs Group Inc. (29,190 Shares)	5,819,027	8.6	
Wachovia Corporation (66,368 Shares)	3,779,658	5.6	
Other	19,538,391	28.9	
Total banking and financial	36,686,344	54.3	

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Retail and capital goods		
Abercrombie & Fitch & Co. (87,341 Shares)	6,081,554	9.0
Kimberly Clark Corp. (55,490 Shares)	3,770,546	5.6
Other	15,968,520	23.7
Total retail and capital goods	25,820,620	38.2
Automotive and transportation		
AMR Corp. (148,450 Shares)	4,487,644	6.6
Other	90,880	0.1
Total automotive and transportation	4,578,524	6.8
Construction	10,257,274	15.2
Energy and utilities		
Diamond Offshore Drilling, Inc. (81,500 Shares)	6,515,110	9.7
Exxon Mobil Corp. (25,900 shares)	1,984,717	2.9
Mirant Corp. (185,300 Shares)	5,849,921	8.7
Noble Corp. (57,559 Shares)	4,383,118	6.5
Schlumberger Ltd. (58,600 Shares)	3,701,176	5.5
Transocean, Inc. (46,900 Shares)	3,793,741	5.6
Other	12,564,637	18.6
Total energy and utilities	38,792,420	57.5
Electronics and semiconductors	3,103,831	4.6
Healthcare	7,627,763	11.3
Telecommunications		
AT&T Inc. (119,700 Shares)	4,279,275	6.3
Verizon Communications Inc. (131,063 Shares)	4,880,786	7.2
Other	5,447,976	8.1
Total telecommunications	14,608,037	21.6
Pharmaceuticals		
Caremark RX, Inc. (87,000 Shares)	4,968,570	7.4
Forest Laboratories, Inc. (102,601 Shares)	5,191,611	7.7
Medarex, Inc. (273,500 Shares)	4,045,065	6.0
Others	4,905,277	7.3
Total pharmaceuticals	19,110,523	28.3

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Metals		
Weyerhauser Co. (83,988 Shares)	5,933,752	8.8
Phelps Dodge Corp. (28,100 Shares)	3,364,132	5.0
Barrick Gold Corp. (107,600)	3,309,704	4.9
Other	14,259,810	21.1
Total metals	26,867,398	39.8
Food, restaurant and lodging		
Safeway, Inc. (205,700 Shares)	7,108,992	10.5
Others	619,111	0.9
Total food, restaurant and lodging	7,728,103	11.4
Biotechnology	2,807,213	4.2
Total common stocks - U.S.	264,562,695	391.9
Exchange traded funds		
Nasdaq 100 Shares (84,800 Shares)	3,659,968	5.4
Russell 2000 Index Fund (78,500 Shres)	6,125,355	9.1
Oil Svc Holders Depositary Receipts (63,600 Shares)	8,882,376	13.2
Ishares Trust MSCI Emerging Markets Index Fund (72,721 Shres)	8,302,557	12.3
S&P 500 Index (191,442 Shares)	27,125,417	40.2
Others	13,435,378	19.9
Total exchange traded funds	67,531,051	100.0

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Options - U.S.		
Business and consumer services	1,512,725	2.2
Manufacturing	5,267,565	7.8
Technology		
Call Apple Computer, Inc. (Various Strikes & Expirations, 19,504 Contracts)	27,798,028	41.2
Put Apple Computer, Inc. (Various Strikes & Expirations, 5,039 Contracts)	2,658,818	3.9
Call EMC Corp (Various Strikes & Expirations, 592 Contracts)	1,323	0.0
Call Hewlett-Packard Co. (Various Strikes & Expirations, 500 Contracts)	562,500	0.8
Put Hewlett-Packard Co. (Various Strikes & Expirations, 2,100 Contracts)	67,750	0.1
Call Microsoft Corp. (Various Strikes & Expirations, 7,337 Contracts)	1,444,110	2.1
Put Microsoft Corp. (Various Strikes & Expirations, 6,639 Contracts)	30,348	0.0
Call Research in Motion Ltd. (Various Strikes & Expirations, 1,240 Contracts)	3,542,198	5.2
Put Research in Motion Ltd. (Various Strikes & Expirations, 1,519 Contracts)	340,010	0.5
Call Cisco Systems Inc. (Various Strikes & Expirations, 5,229 Contracts)	510,890	0.8
Put Cisco Systems Inc. (Various Strikes & Expirations, 1,058 Contracts)	26,063	0.0
Call Google Inc. (Various Strikes & Expirations, 2,233 Contracts)	21,310,235	31.6
Put Google Inc. (Various Strikes & Expirations, 1,629 Contracts)	1,400,125	2.1
Other	3,092,808	4.6
Total technology	62,785,206	93.0
Banking and financial		
Call Bank of America (Various Strikes & Expirations, 3,576 Contracts)	1,569,453	2.3
Put Bank of America (Various Strikes & Expirations, 5,801 Contracts)	418,913	0.6
Call Chicago Mercantile Exchange (Various Strikes & Expirations, 597 Contracts)	2,713,363	4.0
Put Chicago Mercantile Exchange (Various Strikes & Expirations, 568 Contracts)	390,910	0.6
Call Citigroup, Inc. (Various Strikes & Expirations, 5,377 Contracts)	4,860,940	7.2
Put Citigroup, Inc. (Various Strikes & Expirations, 2,947 Contracts)	63,033	0.1
Call Goldman Sachs Group, Inc. (Various Strikes & Expirations, 609 Contracts)	376,560	0.6
Put Goldman Sachs Group, Inc. (Various Strikes & Expirations, 1,454 Contracts)	58,748	0.1
Call Wachovia Corporation (Various Strikes & Expirations, 10 Contracts)	7,050	0.0
Put Wachovia Corporation (Various Strikes & Expirations, 1,080 Contracts)	217,775	0.3
Other	7,002,507	10.4
Total banking and financial	17,679,252	26.2

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Retail & capital goods		
Call Abercrombie & Fitch & Co. (Various Strikes & Expirations, 2,698 Contracts)	582,955	0.9
Put Abercrombie & Fitch & Co. (Various Strikes & Expirations, 2,307 Contracts)	29,228	0.0
Call K-mart Holding Corp. (Various Strikes & Expirations, 3,919 Contracts)	3,997,350	5.9
Put K-mart Holding Corp. (Various Strikes & Expirations, 1,470 Contracts)	202,090	0.3
Put Kimberly Clark Corp. (Various Strikes & Expirations, 88 Contracts)	11,550	0.0
Other	3,149,118	4.7
Total retail and capital goods	7,972,291	11.8
Automotive and transportation		
Call AMR Corp. (Various Strikes & Expirations, 655 Contracts)	449,673	0.7
Put AMR Corp. (Various Strikes & Expirations, 1,279 Contracts)	81,608	0.1
Other	1,661,942	2.5
Total automotive and transportation	2,193,223	3.2
Energy and utilities		
Call Diamond Offshore Drilling, Inc. (Various Strikes & Expirations, 259 Contracts)	194,295	0.3
Put Diamond Offshore Drilling, Inc. (Various Strikes & Expirations, 220 Contracts)	228,500	0.3
Call Exxon Mobil Corp. (Various Strikes & Expirations, 2,361 Contracts)	1,767,575	2.6
Put Exxon Mobil Corp. (Various Strikes & Expirations, 4,099 Contracts)	246,193	0.4
Call Mirant Corp. (Various Strikes & Expirations, 800 Contracts)	92,000	0.1
Put Mirant Corp. (Various Strikes & Expirations, 500 Contracts)	1,250	0.0
Call Schlumberger Ltd. (Various Strikes & Expirations, 256 Contracts)	2,840	0.0
Put Schlumberger Ltd. (Various Strikes & Expirations, 282 Contracts)	67,350	0.1
Call Transocean, Inc. (Various Strikes & Expirations, 267 Contracts)	155,388	0.2
Put Transocean, Inc. (Various Strikes & Expirations, 200 Contracts)	10,373	0.0
Other	9,037,226	13.4
Total energy and utilities	11,802,990	17.5
Electronics and semiconductors	4,656,850	6.9
Healthcare	1,694,673	2.5
Telecommunications		
Call Verizon Communications Inc. (Various Strikes & Expirations, 1,000 Contracts)	210,000	0.3
Put Verizon Communications Inc. (Various Strikes & Expirations, 500 Contracts)	1,250	0.0
Put AT&T Inc. (Various Strikes & Expirations, 2,000 Contracts)	15,000	0.0
Other	7,806,235	11.6
Total telecommunications	8,032,485	11.9

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Pharmaceuticals		
Call Forest Laboratories, Inc. (Various Strikes & Expirations, 442 Contracts)	454,428	0.7
Put Forest Laboratories, Inc. (Various Strikes & Expirations, 2,656 Contracts)	285,820	0.4
Call Medarex, Inc. (Various Strikes & Expirations, 6,817 Contracts)	335,885	0.5
Put Medarex, Inc. (Various Strikes & Expirations, 2,043 Contracts)	232,798	0.3
Other	3,800,052	5.6
Total pharmaceuticals	5,108,983	7.6
Metals		
Call Barrick Gold Corp. (Various Strikes & Expirations, 200 Contracts)	500	0.0
Put Barrick Gold Corp. (Various Strikes & Expirations, 1,098 Contracts)	235,130	0.3
Call Phelps Dodge Corp. (Various Strikes & Expirations, 750 Contracts)	1,067,500	1.6
Put Phelps Dodge Corp. (Various Strikes & Expirations, 1,090 Contracts)	8,175	0.0
Call Weyerhaeuser Co. (Various Strikes & Expirations, 400 Contracts)	1,000	0.0
Put Weyerhaeuser Co. (Various Strikes & Expirations, 400 Contracts)	3,000	0.0
Other	2,426,053	3.6
Total metals	3,741,358	5.5
Food, restaurant and lodging		
Call Safeway, Inc. (Various Strikes & Expirations, 248 Contracts)	32,110	0.0
Put Safeway, Inc. (Various Strikes & Expirations, 942 Contracts)	20,478	0.0
Other	2,155,742	3.2
Total food, restaurant and lodging	2,208,330	3.3
Others	16,090	0.0
Agriculture	1,525	0.0
Biotechnology	1,474,150	2.2

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	Market Value	Market Value as a Percentage of Partners' Capital
Securities sold short - continued from previous page		
Exchange traded funds		
Call CBOE Nasdaq 100 Index (Various Strikes & Expirations, 500 Contracts)	1,273,000	1.9
Put CBOE Nasdaq 100 Index (Various Strikes & Expirations,1,128 Contracts)	803,360	1.2
Call CBOE Russell 2000 Index (Various Strikes & Expirations, 12,309 Contracts)	3,147,908	4.7
Put CBOE Russell 2000 Index (Various Strikes & Expirations, 28,842 Contracts)	2,333,755	3.5
Call Oil Service Holders (Various Strikes & Expirations, 1,241 Contracts)	673,505	1.0
Put Oil Service Holders (Various Strikes & Expirations, 2,106 Contracts)	815,453	1.2
Call Ishares MSCI Emerging Markets Index Fund (Various Strikes & Expirations, 3,600 Contracts)	1,890,000	2.8
Put Ishares MSCI Emerging Markets Index Fund (Various Strikes & Expirations, 1,500 Contracts)	600,000	0.9
Call S&P 500 Index (Various Strikes & Expirations, 13,012 Contracts)	8,036,595	11.9
Put S&P 500 Index (Various Strikes & Expirations, 14,986 Contracts)	6,663,210	9.9
Call PHLX Housing Sector Index (Various Strikes & Expirations, 1,962 Contracts)	4,685,780	6.9
Put PHLX Housing Sector Index (Various Strikes & Expirations, 3,936 Contracts)	2,099,885	3.1
Other	5,822,184	8.6
Total exchange traded funds	38,844,635	57.5
Total Options - U.S.	174,992,331	259.2
Total securities sold short	$ 507,086,077	651.1 %

END